Securities and Exchange Commission

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

07021852

7th March 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 MAR 15 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited

I enclose for your attention a notification dated 7th March 2007 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

Encl

3/15

Dir/2k70307/mc/p.2

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	10:32 07-Mar-07
Number	4830S

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

On behalf of the Company, we wish to advise that Peter James Holland Riley has been appointed as Finance Director and Adam Phillip Charles Keswick and Benjamin William Keswick have been appointed as executive Directors of the Company with effect from 1st April 2007.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th March 2007

www.jardines.com

END

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Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

7th March 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of the 2006 Preliminary Announcement of Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

7th March 2007
For immediate release

The following announcement was today issued to a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom.

Jardine Matheson Holdings Limited
2006 Preliminary Announcement of Results

Highlights

- Underlying earnings per share* up 14%
- Full-year dividend up 11%
- Good profit growth from most Group businesses
- Astra impacted by weak Indonesian markets
- Hongkong Land property portfolio value increases 21%

"The outlook for the majority of our markets remains promising. Following the excellent result in 2006, it may, however, be demanding to match the level of growth in 2007 that has been seen in recent years."

Henry Keswick, *Chairman*
7th March 2007

	Year ended 31st December		
	2006 US$m	2005 US$m	Change %
Underlying profit attributable to shareholders*	**533**	463	+15
Profit attributable to shareholders	**1,348**	1,244	+8
Shareholders' funds	**6,594**	4,998	+32
	US$	US$	%
Underlying earnings per share*	**1.52**	1.33	+14
Earnings per share	**3.83**	3.58	+7
Dividends per share	**0.50**	0.45	+11
Net asset value per share	**18.65**	14.27	+31

*The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in note 7 to the financial statements. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

The final dividend of US¢40.00 per share will be payable on 16th May 2007, subject to approval at the Annual General Meeting to be held on 10th May 2007, to shareholders on the register of members at the close of business on 23rd March 2007 and will be available in cash with a scrip alternative. The ex-dividend date will be on 21st March 2007, and the share registers will be closed from 26th to 30th March 2007, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Matheson Holdings Limited

Preliminary Announcement of Results
For The Year Ended 31st December 2006

Performance

A generally favourable economic environment and good performances from a number of Group companies in 2006 enabled Jardine Matheson to achieve a record underlying profit of US$533 million, an increase of 15%. The turnover of the Group including 100% of the turnover of associates and joint ventures was US$27.1 billion, compared to US$24.1 billion in 2005.

Among the Group's associates and subsidiaries, Hongkong Land, Jardine Pacific, Jardine Motors and Dairy Farm all produced good profit increases, but Jardine Cycle & Carriage's earnings were lower. The investment in Rothschilds Continuation made a valuable first contribution, and a first dividend was received from Tata Industries.

The Group's financial position has continued to improve. Despite active investment programmes, consolidated net debt excluding finance companies fell by 31% to US$1.2 billion, due to proceeds from disposals and careful cash flow management. Property values again rose strongly in 2006, although not quite matching the increases of the previous year, and together with the gains on disposals led to a higher net profit of US$1,348 million. Shareholders' funds increased 32% to US$6.6 billion.

The Board is recommending a final dividend of US¢40.00 per share, representing an overall increase of 11% for the full year.

Business Activity

Business confidence in Asia remained strong in 2006, driven in large part by the continued growth in the Chinese economy. Moreover, the increasing sophistication of China's markets is expanding the opportunities in sectors that are attractive to the Group's service businesses, such as commercial and residential property, hotel management, retail stores, motor dealerships and insurance broking.

The stability of the Group's earnings benefits from its broad business mix, not only by commercial sector but also by geographic spread. Southeast Asia, for example, accounted for some 40% of underlying profit in 2006, having more than doubled its share over five years.

The removal of fuel subsidies in Indonesia in late 2005 led to a sharp increase in inflation, higher interest rates and a fall in consumer confidence, which affected Astra's motor related activities. Sentiment began to improve towards the end of 2006, and the medium-term outlook remains positive. The steadiness of the currency throughout the year was an encouraging feature.

In 2007 Jardine Matheson will mark the 175th anniversary of its founding as a partnership in Canton in 1832. The Firm has experienced many business cycles and political changes as it has survived and prospered in the region's volatile markets, and the past twenty-five years have been no exception. The globalization of commerce has led to Asia's markets maturing, making redundant the agency role that was once the mainstay of many of the Group's operations. Jardine Matheson has responded by investing in businesses where it could control its own destiny, and has today established a portfolio of focused companies that are at the forefront of their chosen markets; each well financed and possessing sound growth prospects.

These companies have continued to build their businesses over the past year. Among the more notable examples, Hongkong Land expanded its property activities on a substantial scale both regionally and into the residential sector; Dairy Farm extended its banners across its Asian markets and has promising opportunities in India and Vietnam; and the development of Mandarin Oriental's hotel portfolio gathered pace with a record number of new developments and the reopening of the refurbished Mandarin Oriental, Hong Kong.

Outlook

In conclusion, the Chairman, Henry Keswick said, "The outlook for the majority of our markets remains promising. Following the excellent result in 2006, it may, however, be demanding to match the level of growth in 2007 that has been seen in recent years."

"Looking further ahead, Hongkong Land will recognize profits in the three years from 2008 upon completion of residential properties already sold, and most of our other businesses are also expected to perform well as they grow their operations."

Managing Director's Review

Jardine Matheson's underlying profit in 2006 was US$533 million, an increase of 15%, which was helped by property and pension gains in Jardine Motors and a first dividend from Tata Industries. Underlying earnings per share rose 14% to US$1.52.

Jardine Pacific produced a creditable improvement in earnings following good performances from a number of its operations, most notably its construction business. Jardine Motors also achieved an excellent result, benefiting from property disposals and changes in pension liabilities in the United Kingdom, while Jardine Lloyd Thompson's result was little changed in a year of restructuring.

Among the Group's listed affiliates, Dairy Farm posted another good result with all its major operations performing well, and Hongkong Land increased its contribution as it benefited from rising net rental income and the acquisition of MCL Land. At Mandarin Oriental, healthy markets and income from new hotels offset the impact of the closure for renovation of its major Hong Kong property. Jardine Cycle & Carriage's contribution, however, fell due to a reduction in Astra's earnings. The Group's results also reflect a US$21 million contribution from its 20% investment in Rothschilds Continuation and a dividend received by Jardine Strategic from Tata Industries.

The Company's share of a 21% upward revaluation of Hongkong Land's portfolio in 2006 amounted to US$599 million, compared with US$647 million in 2005, and a US$70 million increase was also recorded by Jardine Pacific. In accordance with International Financial Reporting Standards, such revaluations of investment properties are taken through the profit and loss account. The net profit of US$1,348 million includes these revaluations together with non-trading items such as gains on disposals in Jardine Motors, Jardine Pacific and Mandarin Oriental as well as the advance disposal of shares in JPMorgan Chase underlying the Company's exchangeable bond. This disposal produced a non-trading profit of US$69 million, after allowing for the cost of ensuring availability of stock to meet any conversions prior to bond redemption in September 2007.

In December, Hongkong Land raised US$269 million through the sale by its wholly-owned subsidiary of some 3% of Hongkong Land's existing share capital to Jardine Strategic at the prevailing market price. Jardine Strategic now has a direct interest of 46% in Hongkong Land.

Jardine Pacific

Jardine Pacific's underlying profit from continuing businesses in 2006 increased 27% to US$103 million as the majority of its operations performed well, particularly Gammon. In addition, an upward revaluation of the group's residential property investment portfolio

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produced a gain of US$70 million. The company's net profit was US$191 million. Shareholders' funds rose 10% to US$363 million at the year end, producing an underlying return of 30%. During 2006, Jardine Pacific sold its interest in a Hong Kong mid-stream cargo handling joint venture and minority shareholdings in both BALtrans and the River Trade Terminal.

Financial information of Jardine Pacific's larger businesses is summarized below:

	Underlying profit		Shareholders' funds	
	2006	2005	**2006**	2005
	US$m	US$m	**US$m**	US$m
Gammon	**14**	1	**49**	43
HACTL	**33**	33	**100**	109
Jardine Aviation Services	**9**	9	**22**	16
JEC	**12**	10	**26**	27
JOS	**11**	6	**19**	18
Jardine Property Investment	**3**	3	**187**	116
Jardine Restaurants	**14**	13	**8**	5
Jardine Schindler	**12**	13	**29**	29
Jardine Shipping Services	**4**	7	**15**	13
Other	**3**	-	**15**	11
Corporate	**(12)**	(14)	**(105)**	(91)
Continuing Businesses	**103**	81	**365**	296
Discontinued Businesses	**-**	9	**(2)**	34
	103	90	**363**	330

HONG KONG AIR CARGO TERMINALS ('HACTL') enjoyed record cargo volumes, but its profit contribution was little changed at US$33 million due to higher operating costs. HACTL has expressed its interest in developing a new cargo terminal at Hong Kong International Airport and believes it is well qualified to deliver the Airport Authority's requirements. JARDINE AVIATION SERVICES also benefited from the increased activity at Hong Kong's airport producing a 7% increase in profit. Weaker shipping freight rates led to a lower contribution of US$4 million from JARDINE SHIPPING SERVICES.

Claims income from contracts completed in prior years and good progress in projects in Macau enabled GAMMON to achieve a significantly improved result, Jardine Pacific's share of which was US$14 million. The profit contribution from JARDINE SCHINDLER of US$12 million was slightly down on 2005 due mainly to increased losses in its subsidiary in Korea. JEC'S earnings rose 13% to nearly US$12 million as its operations in Hong Kong and Thailand performed well, although it continued to face challenging markets in mainland China. In 2006 it sold its 30% interest in Thorn Lighting to its joint venture partner.

JARDINE RESTAURANTS continued to achieve good earnings growth, up 12% at some US$14 million, with a strong performance from its Pizza Hut operation in Hong Kong. In Taiwan, it opened its first Long John Silver's restaurant. JOS recorded a higher profit of US$11 million with an 8% increase in sales. ROOMPLUS, a self storage business in Hong Kong, completed its first full year of operation and recorded a small loss. COLLIERS HALIFAX produced an improved contribution from its property activities in Japan.

Jardine Pacific will incur higher financing charges in 2007 and a number of its businesses are facing more challenging conditions. Despite this, the group is expected to maintain an excellent return on shareholders' funds.

Jardine Motors

Jardine Motors' continuing operations produced commendable performances achieving an underlying net profit of US$63 million, up 62%. The result was enhanced by gains from property sales and a change in pension and tax law in the United Kingdom. The group's net profit for the year of US$104 million included a non-trading gain of US$38 million arising from the sale of its 50% interest in Appleyard Vehicle Contracts in the United Kingdom.

Deliveries by Zung Fu of the new S-Class, following its well received launch in late 2005, increased the Mercedes-Benz share of the new car market in Hong Kong, which reached 15% in 2006. The market for commercial vehicles in Hong Kong, however, was softer, while competitive pressures led to a small loss from Hyundai. The contributions from Zung Fu's service centres remained healthy and its car parks business was steady. The Mercedes-Benz dealership in Macau recorded increased deliveries. Zung Fu continued to expand its dealership network in Southern China and achieved good growth in profitability with higher sales volumes and service income. A new Mercedes-Benz centre was opened in Foshan in January 2007, bringing the total to 11, and three additional sites have been secured for further expansion in 2007.

Operating profits improved in the United Kingdom, despite a weaker car market, due to a resilient sales performance, higher earnings from services and further reductions in central overheads. In January 2007, a group of four Audi dealerships was acquired, which is expected to be earnings enhancing.

Jardine Motors continues to build its market position in the United Kingdom, Hong Kong and mainland China, but in 2007 its underlying profit will not benefit from the same level of property gains.

Jardine Lloyd Thompson

Jardine Lloyd Thompson ("JLT") achieved a creditable performance in 2006 against the background of challenging trading conditions and further weakening of the US dollar. The turnover of its continuing operations, following disposals in the United States, rose modestly to US$851 million. Underlying profit was maintained at US$91 million, although net profit was lower at US$86 million. Non-trading items included a curtailment gain following the closure of a defined benefit scheme to reduce the group's pension exposure in the United Kingdom, offset by a loss on the sale of the group's discontinued US operations.

The Risk & Insurance group, which accounts for more than 80% of JLT's revenue, faced insurance rates under pressure and intense competition for market share. Good performances from most of its retail operations, however, produced a 2% growth in turnover despite the adverse dollar movement. In May, approval was received to start operations in a 51%-owned subsidiary as an insurance and re-insurance broker across mainland China. After the year end, the group's associate SIACI announced a merger which should significantly strengthen its position in France.

The Employee Benefits business in the United Kingdom performed well. Turnover was 8% higher at US$141 million and the trading profit rose 15% to US$24 million. The business is developing product categories in response to market changes as companies seek alternatives to defined benefit pension schemes.

In 2006, progress was made in the repositioning of JLT with the strengthening of its senior management, the sale of underperforming operations in the United States and the reorganization of its London market activities. Steps were also taken to reduce costs. The benefits from these actions should begin to be seen in 2007 and more fully in 2008.

Hongkong Land

Hongkong Land's net rental income from commercial property increased by 25% in 2006 as broad-based demand and reduced supply in Hong Kong's Central district produced higher rents and capital values. Vacancy in its commercial portfolio was maintained at 4.5% despite having added 2.8% with the completion of York House. Earnings from residential property were higher, largely due to a first contribution from the company's 77%-held affiliate in Singapore, MCL Land. Overall, underlying profit for 2006 rose 31% to US$245 million.

The value of Hongkong Land's investment assets again rose in 2006 ending the year 21% higher at US$11.7 billion, resulting in an adjusted net asset value per share of US$4.76, up 23%. The group's net profit for 2006, including the revaluation, was US$1,901 million.

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Hongkong Land's strategy of broadening its commercial business regionally gained momentum as it significantly increased its portfolio in Singapore. Its joint venture development at One Raffles Quay in Singapore was fully let on completion in October 2006, while at the adjacent Marina Bay Financial Centre joint venture development, construction has begun on the first phase that includes 180,000 sq. m of office space and 428 residential units. A 194,000 sq. m second phase is also to be developed by the consortium.

Hongkong Land's reputation for quality in the commercial sector is also being recognized in the residential market, as was demonstrated in the excellent response to its new joint venture developments in Macau and Singapore. The developments of MCL Land have also attracted strong interest. Response to the launch of the final phase of Hongkong Land's joint venture development at Central Park in Beijing was more subdued following measures announced by the Government designed to dampen certain market sectors, while elsewhere in mainland China construction began on the 650-unit Phase I of Bamboo Grove, a joint venture in Chongqing.

The prospects for Hongkong Land are encouraging as the office leasing reversion cycle in its Hong Kong portfolio will continue to enhance earnings, while the retail element is expected to remain strong. This will be complemented in the coming years by the recognition of profits on residential sales.

Dairy Farm

Dairy Farm's strategy has been to build leading retail businesses in Asia's growing consumer markets, and it now has 27 operations in nine countries. The group had another good year in 2006 with increases in both sales and earnings as its operations benefited from its investment progamme and favourable economic conditions in its major markets. Sales, including 100% of those of associates, were up 9% to US$6.0 billion, and its underlying profit for the year rose by 11% to US$211 million.

In North Asia, sales were 4% higher in 2006, and operating profit rose by 6%. All major retail formats in Hong Kong produced improved operating results. In Southern China, the group's 7-Eleven operation increased sales and reduced losses. It ended the year with 284 stores, including the first franchised outlets, and acquired a further 110 in March 2007. In Taiwan, IKEA incurred significant pre-opening costs for two new large stores, but has laid the foundation for future growth. Most divisions of Hong Kong restaurant associate, Maxim's, achieved good results, with excellent progress being made by the Genki Sushi chain.

In South Asia, Dairy Farm's businesses generally performed well. Sales rose 15%, but profits were only 3% higher due to costs associated with the repositioning of the Giant hypermarkets in Singapore. Active expansion programmes are being pursued in Malaysia by Giant and the Guardian health and beauty stores, both of which enjoyed substantial

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increases in sales and operating profit. The group's operations in Indonesia have yet to produce the required returns, but are showing some improvement and the medium-term prospects remain attractive. There was an encouraging growth in sales in India in what is becoming an increasingly competitive market. Dairy Farm acquired a small supermarket chain in Vietnam following the receipt of a license to operate a number of stores on a wholly-owned basis.

Dairy Farm's financial position remains sound and it has ample cash flow to fund its ongoing investment requirements in its Asian markets.

Mandarin Oriental

Continued improvement in Mandarin Oriental's key markets and the contribution from new hotels offset the impact on earnings arising from the nine month closure for renovation of its Hong Kong flagship property. Underlying earnings were US$45 million, compared with US$41 million in 2005 when Mandarin Oriental, Hong Kong was open throughout the year.

Net profit in 2006 was US$80 million, including a gain of US$35 million on the sale of The Mark hotel in New York. This compares with US$77 million in 2005, which included a US$36 million gain on the disposal of a property interest in Hawaii. A further gain of some US$16 million was realized in March 2007 following completion of the sale of half of the group's 50% equity interest in Mandarin Oriental, New York.

There were strong results from the group's owned hotels as The Excelsior, Hong Kong and its European properties benefited from higher room rates and increases in occupancy. Its Tokyo hotel also improved significantly as its 2005 result had included pre-opening costs. Mandarin Oriental, Hong Kong has been well received since its reopening in September 2006, achieving a 50% increase in its average room rate. The contribution from associates and joint ventures also rose, largely due to impressive performances in Singapore and New York.

Mandarin Oriental's international expansion accelerated in 2006 with the announcement of five new management contracts and the opening of its latest hotel in Prague. In the first two months of 2007, luxury hotel developments were announced in Guangzhou, Paris and Taipei. The group's portfolio now comprises 20 hotels with a further 14 under development, giving a total of 9,500 rooms in 20 countries.

Market demand is expected to remain strong in 2007, and Mandarin Oriental's results will benefit from its renovated Hong Kong property. Over the longer term, the group will see increasing contributions from its many hotels currently under development.

Jardine Cycle & Carriage

Jardine Cycle & Carriage's underlying profit for 2006 fell by 29% to US$211 million. The prior year comparative included 13 months' contribution from Astra required to align its accounting period and US$19 million from the group's shareholding in MCL Land, which was distributed in specie in early 2006. Without these elements, the decline would have been 18%.

Jardine Cycle & Carriage's consolidated net debt, excluding borrowing within Astra's financial services operations, was slightly lower at US$600 million with the proceeds from disposal of properties in Malaysia and the removal of MCL Land's net debt being substantially offset by capital expenditure in Astra.

Poor market conditions in Indonesia, particularly in the automotive sector, led to a material reduction in earnings at Astra, although the effect of the decline on Jardine Cycle & Carriage's results was lessened by the strengthening of the Rupiah against the US dollar. Astra's contribution, on a comparable 12 month basis, was 18% lower at US$208 million.

The contribution from Jardine Cycle & Carriage's directly-held motor interests increased marginally to US$32 million. Profits from its operations in Singapore improved strongly with Mitsubishi and Mercedes-Benz performing well, offsetting declines in Cycle & Carriage Bintang in Malaysia and PT Tunas Ridean in Indonesia and the cessation of contribution from Australia. The new National Automotive Policy in Malaysia impacted Cycle & Carriage Bintang, although the efficiency of its balance sheet was enhanced following the payment of a special dividend in October. Tunas Ridean suffered from the difficult conditions in Indonesia.

Astra International

The Indonesian economy was affected by a sharp increase in inflation and high interest rates following the removal of fuel subsidies in late 2005. Towards the end of 2006 interest rates were lowered, leading to improvements in consumer confidence. Within Astra's automotive operations, motor vehicle sales in 2006 were down 32%, although market share rose from 49% to 55% with a number of new model launches. The decline in Astra's motorcycle sales was less severe at 12% as volumes increased in the second half, albeit at lower margins, and its market share was stable at some 53%.

Astra's financial services businesses, which primarily support its automotive operations, declined in line with the market and recorded increases in doubtful debt provisions. Its automotive component manufacturing and trading operations were similarly affected. Earnings from Astra's agribusiness improved in US dollar terms, but in Rupiah were flat as higher costs offset a 11% increase in crude palm oil sales volumes and firmer prices. Nevertheless, the prospects remain promising, and Astra is continuing to source land for new oil palm and rubber plantations.

Its heavy equipment business, United Tractors, produced satisfactory growth in contract mining with 20% increases achieved in both overburden removal and coal extraction, although additional provisions for doubtful debts were required for mining contracts. The company's overall profit was also affected by lower sales of Komatsu equipment despite its market share remaining at 48%. In January 2007, its mining subsidiary acquired for US$34 million the rights to mine and market the coal from concessions located in South Kalimantan.

In September, Astra increased its shareholding in Bank Permata from 31.6% to 44.5% in tandem with its partner, Standard Chartered Bank. Bank Permata produced a marginal increase in profit, but further steps are being taken to improve productivity and profitability to an acceptable level. In infrastructure, Astra's investment in a toll road project performed satisfactorily. In July, it acquired a 30% interest in the franchise for the Western Jakarta water utility and is considering further infrastructure investments.

Astra's performance is expected to show improvement as Indonesian markets continue to recover, although competitive pressures remain significant. In the medium term, Astra's leadership in the automotive sector, its established market positions in financial services, agribusiness and heavy equipment, and its infrastructure investments, provide excellent opportunities for growth.

Further Interests

Rothschilds Continuation

In late 2005 Jardine Strategic acquired a 20% interest in Rothschilds Continuation, an unlisted financial services holding company within the Rothschild group whose interests include the investment bank N M Rothschild & Sons. It contributed US$21 million to the Group's earnings in 2006 as its investment banking operations benefited from the high level of M&A activity in the London market. The group's other activities also showed improvement under a new management team.

Tata Industries

Tata Industries is an unlisted Indian investment company in which Jardine Strategic has a 20% shareholding. In June 2006, Tata Industries sold its largest strategic investment, a 48% holding in IDEA Cellular Ltd., realizing a substantial gain. The net proceeds were applied in part to debt reduction and to the payment of a first dividend, of which Jardine Strategic's share was US$16 million, with the balance being retained for future investment.

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Others

Edaran Otomobil Nasional, the Malaysian motor dealership group in which Jardine Strategic holds a 20% interest, experienced a difficult year in 2006 reporting only a modest net profit after tax of US$2.5 million. With the new National Automotive Policy leading to increased competition, the group's operations were impacted by the fall in market share of the Proton. The company is reviewing a number of options to reposition the business, but in the short term its prospects remain challenging.

Of Jardine Strategic's smaller investments, its 7% interest in The Bank of N. T. Butterfield & Son in Bermuda has performed well and the valuation of the stake has increased significantly. The value of the company's 7% shareholding in Vietnamese bank, Asia Commercial Bank, has also enjoyed strong growth. The bank, which was floated on the Hanoi Securities Trading Center in November 2006, focuses on consumers and SMEs and has a network of 80 branches.

Anthony Nightingale
Managing Director
7th March 2007

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2006

	2006			Restated 2005		
	Underlying business performance US$m	**Non-trading items US$m**	**Total US$m**	Underlying business performance US$m	Non-trading items US$m	Total US$m
Revenue *(note 2)*	**16,281**	**-**	**16,281**	11,929	-	11,929
Net operating costs *(note 3)*	**(15,274)**	**302**	**(14,972)**	(11,331)	155	(11,176)
Operating profit	**1,007**	**302**	**1,309**	598	155	753
Financing charges	**(234)**	**-**	**(234)**	(176)	-	(176)
Financing income	**102**	**-**	**102**	79	-	79
Net financing charges	**(132)**	**-**	**(132)**	(97)	-	(97)
Share of results of associates and joint ventures *(note 4)*	**439**	**748**	**1,187**	499	837	1,336
Profit before tax	**1,314**	**1,050**	**2,364**	1,000	992	1,992
Tax *(note 5)*	**(252)**	**(58)**	**(310)**	(160)	(13)	(173)
Profit after tax	**1,062**	**992**	**2,054**	840	979	1,819
Attributable to:						
Shareholders of the Company	**533**	**815**	**1,348**	463	781	1,244
Minority interests	**529**	**177**	**706**	377	198	575
	1,062	**992**	**2,054**	840	979	1,819
	US$		**US$**	US$		US$
Earnings per share *(note 6)*						
- basic	**1.52**		**3.83**	1.33		3.58
- diluted	**1.51**		**3.75**	1.32		3.55

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2006

	2006 US$m	Restated 2005 US$m
Assets		
Intangible assets	**1,825**	1,689
Tangible assets	**2,931**	2,404
Investment properties	**271**	179
Plantations	**460**	383
Associates and joint ventures	**6,476**	5,062
Other investments	**597**	686
Financing and other debtors	**1,052**	1,349
Deferred tax assets	**119**	103
Pension assets	**174**	152
Non-current assets	**13,905**	12,007
Stocks and work in progress	**1,478**	1,491
Trade, financing and other debtors	**2,262**	2,382
Current investments	**3**	-
Current tax assets	**142**	56
Bank balances and other liquid funds		
- non-finance companies	**2,355**	1,503
- finance companies	**173**	187
	2,528	1,690
	6,413	5,619
Non-current assets classified as held for sale *(note 8)*	**60**	690
Current assets	**6,473**	6,309
Total assets	**20,378**	18,316

(Consolidated Balance Sheet continued on page 15)

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2006 (continued)

	2006 US$m	Restated 2005 US$m
Equity		
Share capital	**154**	151
Share premium and capital reserves	**29**	21
Revenue and other reserves	**7,303**	5,607
Own shares held	**(892)**	(781)
Shareholders' funds *(note 9)*	**6,594**	4,998
Minority interests	**4,509**	3,876
Total equity	**11,103**	8,874
Liabilities		
Long-term borrowings		
- non-finance companies	**2,074**	2,631
- finance companies	**723**	1,005
	2,797	3,636
Deferred tax liabilities	**557**	459
Pension liabilities	**151**	176
Non-current provisions	**20**	16
Other non-current liabilities	**190**	151
Non-current liabilities	**3,715**	4,438
Creditors and accruals	**2,920**	2,838
Current borrowings		
- non-finance companies	**1,522**	619
- finance companies	**954**	1,169
	2,476	1,788
Current tax liabilities	**101**	128
Current provisions	**63**	54
	5,560	4,808
Liabilities directly associated with non-current assets classified as held for sale *(note 8)*	**-**	196
Current liabilities	**5,560**	5,004
Total liabilities	**9,275**	9,442
Total equity and liabilities	**20,378**	18,316

Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2006

	2006 US$m	Restated 2005 US$m
Surpluses on revaluation of intangible assets	-	458
Surpluses on revaluation of properties	120	77
Gains on revaluation of other investments	306	48
Actuarial gains on defined benefit pension plans	40	14
Net exchange translation differences	393	(84)
(Losses)/gains on cash flow hedges	(13)	24
Tax on items taken directly to equity	(71)	(170)
Net income recognized directly in equity	775	367
Transfer to profit and loss on disposal of other investments	(91)	(20)
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	(3)	(1)
Transfer to profit and loss in respect of cash flow hedges	4	-
Profit after tax	2,054	1,819
Total recognized income and expense for the year	2,739	2,165
Attributable to:		
Shareholders of the Company	1,681	1,399
Minority interests	1,058	766
	2,739	2,165

Surpluses on revaluation of intangible assets represent the increase in fair value attributable to the Group's previously held interests in Astra and PT Hero Supermarket on the date they became subsidiary undertakings.

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2006

	2006 US$m	Restated 2005 US$m
Operating activities		
Operating profit	1,309	753
Depreciation and amortization	403	249
Other non-cash items	(138)	(21)
Decrease/(increase) in working capital	478	(377)
Interest received	95	55
Interest and other financing charges paid	(212)	(165)
Tax paid	(362)	(179)
	1,573	315
Dividends from associates and joint ventures	377	303
Cash flows from operating activities	1,950	618
Investing activities		
Purchase of Astra	-	320
Purchase of other subsidiary undertakings *(note 11(a))*	(55)	(101)
Purchase of associates and joint ventures *(note 11(b))*	(465)	(302)
Purchase of other investments *(note 11(c))*	(94)	(12)
Purchase of land use rights	(17)	(12)
Purchase of other intangible assets	(6)	-
Purchase of tangible assets	(725)	(458)
Purchase of investment properties	(2)	(18)
Purchase of plantations	(22)	(6)
Loans to associates, joint ventures and other	-	(13)
Sale of subsidiary undertakings *(note 11(d))*	231	80
Sale of associates and joint ventures *(note 11(e))*	101	181
Sale of other investments *(note 11(f))*	480	40
Sale of land use rights	26	33
Sale of tangible assets	75	63
Sale of investment properties	-	49
Cash flows from investing activities	(473)	(156)
Financing activities		
Issue of shares	3	13
Capital contribution from minority shareholders	13	4
Drawdown of borrowings	7,611	9,735
Repayment of borrowings	(8,008)	(9,516)
Dividends paid by the Company	(91)	(76)
Dividends paid to minority shareholders	(243)	(199)
Cash flows from financing activities	(715)	(39)
Effect of exchange rate changes	45	(2)
Net increase in cash and cash equivalents	807	421
Cash and cash equivalents at 1st January	1,684	1,263
Cash and cash equivalents at 31st December	2,491	1,684

Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2006

	2006 US$m	2005 US$m
Group contribution		
Jardine Pacific	**103**	90
Jardine Motors Group	**67**	47
Jardine Lloyd Thompson	**28**	29
Hongkong Land	**85**	65
Dairy Farm	**131**	118
Mandarin Oriental	**27**	21
Jardine Cycle & Carriage	**16**	23
Astra	**101**	127
Corporate and other interests	**(25)**	(57)
Underlying profit	**533**	463
Increase in fair value of investment properties	**671**	664
Other non-trading items	**144**	117
Profit attributable to shareholders	**1,348**	1,244
Analysis of Jardine Pacific's contribution		
Gammon	**14**	1
HACTL	**33**	33
Jardine Aviation Services	**9**	9
JEC	**12**	10
JOS	**11**	6
Jardine Property Investment	**3**	3
Jardine Restaurants	**14**	13
Jardine Schindler	**12**	13
Jardine Shipping Services	**4**	7
Other interests	**3**	-
Corporate	**(12)**	(14)
	103	81
Discontinued businesses	**-**	9
	103	90
Analysis of Jardine Motors Group's contribution		
Hong Kong and Mainland China	**36**	24
United Kingdom	**29**	16
Corporate	**(2)**	(1)
	63	39
Discontinued businesses	**4**	8
	67	47

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1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2006 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2006, the Group adopted the following amendments and interpretation to existing standards which are relevant to its operations:

IAS 21 (amended 2005), Net Investment in a Foreign Operation
IAS 39 (amended 2005), Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (amended 2005), The Fair Value Option
IAS 39 and IFRS 4 (amended 2005), Financial Guarantee Contracts
IFRIC 4, Determining whether an Arrangement contains a Lease

There have been no changes to the accounting policies as a result of adoption of the above amendments and interpretation.

Following completion of the initial accounting in respect of the acquisition of Astra and Rothschilds, the comparative figures for 2005 have been restated principally to reflect revisions to the provisional fair value of franchise rights in Astra determined at the date of acquisition, and the consequential change in the surplus on revaluation attributable to the Group's previously held interest.

The Group's reportable segments are set out in note 2.

Certain comparative figures have been reclassified to conform with the current year presentation.

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2. Revenue

	2006 US$m	2005 US$m
By business:		
Jardine Pacific	**1,082**	1,024
Jardine Motors Group	**2,352**	2,078
Dairy Farm	**5,175**	4,749
Mandarin Oriental	**405**	399
Jardine Cycle & Carriage	**1,119**	1,087
Astra	**6,143**	2,590
Other activities	**5**	2
	16,281	11,929

3. Net Operating Costs

	2006 US$m	2005 US$m
Cost of sales	**(12,507)**	(9,131)
Other operating income	**537**	299
Selling and distribution costs	**(1,995)**	(1,593)
Administration expenses	**(854)**	(695)
Other operating expenses	**(153)**	(56)
	(14,972)	(11,176)
Net operating costs included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	**91**	19
Sale and closure of businesses	**127**	96
Sale of investments	**80**	20
Revaluation of properties	**-**	3
Sale of property interests	**10**	1
Restructuring of businesses	**(5)**	-
Other	**(1)**	16
	302	155

4. Share of Results of Associates and Joint Ventures

	2006 US$m	2005 US$m
By business:		
Jardine Pacific	**80**	64
Jardine Motors Group	**3**	8
Jardine Lloyd Thompson	**27**	47
Hongkong Land	**856**	900
Dairy Farm	**28**	29
Mandarin Oriental	**13**	12
Jardine Cycle & Carriage	**3**	193
Astra	**151**	82
Corporate and other interests	**26**	1
	1,187	1,336
Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	**752**	814
Sale and closure of businesses	**(13)**	6
Sale of investments	**4**	-
Pension curtailment	**13**	1
Buyout of minority interests in Jardine Lloyd Thompson	**-**	18
Revaluation of properties	**-**	4
Restructuring of businesses	**(5)**	(2)
Other	**(3)**	(4)
	748	837

Results are shown after tax and minority interests.

5. Tax

	2006 US$m	2005 US$m
Current tax		
- charge for the year	**(298)**	(147)
- over/(under) provision in prior years	**3**	(15)
Deferred tax	**(15)**	(11)
	(310)	(173)

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$15 million *(2005: US$2 million)*.

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,348 million *(2005: US$1,244 million)* and on the weighted average number of 352 million *(2005: 347 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,324 million *(2005: US$1,242 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 353 million *(2005: 350 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

	2006			2005		
	US$m	Basic earnings per share **US$**	Diluted earnings per share **US$**	US$m	Basic earnings per share US$	Diluted earnings per share US$
Profit attributable to shareholders	**1,348**	**3.83**	**3.75**	1,244	3.58	3.55
Non-trading items *(note 7)*	**(815)**			(781)		
Underlying profit attributable to shareholders	**533**	**1.52**	**1.51**	463	1.33	1.32

7. Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

An analysis of non-trading items after interest, tax and minority interests is set out below:

	2006 US$m	2005 US$m
Increase in fair value of investment properties		
- Hongkong Land	**599**	647
- other	**72**	17
	671	664
Sale and closure of businesses		
- Appleyard Vehicle Contracts	**38**	-
- EastPoint	**-**	23
- Pacific Finance	**-**	22
- The Mark	**21**	-
- Kahala Mandarin Oriental	**-**	22
- motor operations	**2**	5
- insurance broking	**(8)**	1
- other	**6**	6
	59	79
Sale of investments	**83**	16
Pension curtailment	**13**	1
Buyout of minority interests in Jardine Lloyd Thompson	**-**	18
Revaluation of properties	**-**	5
Sale of property interests	**2**	(1)
Restructuring of businesses	**(10)**	(2)
Other	**(3)**	1
	815	781

8. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2006 **US$m**	2005 US$m
Intangible assets	**-**	7
Tangible assets	**4**	72
Investment properties	**2**	24
Associates and joint ventures	**14**	34
Other investments	**-**	28
Financing and other debtors	**31**	-
Deferred tax assets	**-**	1
Current assets*	**9**	524
Total assets	**60**	690
Long-term borrowings	**-**	81
Deferred tax liabilities	**-**	1
Other non-current liabilities	**-**	2
Current liabilities	**-**	112
Total liabilities	**-**	196

Non-current assets held for sale at 31st December 2006 principally related to Mandarin Oriental's 25% interest in Mandarin Oriental, New York of US$14 million and its mezzanine loan to the hotel of US$40 million. Non-current assets held for sale at 31st December 2005 principally related to Mandarin Oriental's interest in The Mark, New York, and Jardine Cycle & Carriage's interest in MCL Land.

* Carrying amount in 2005 included bank balances and other liquid funds of US$26 million.

9. Shareholders' Funds

	2006	2005
	US$m	US$m
At 1st January		
- as previously reported	**5,020**	3,639
- revision of fair value adjustments	**(22)**	-
- as restated	**4,998**	3,639
Recognized income and expense attributable to shareholders	**1,681**	1,399
Dividends *(note 10)*	**(160)**	(141)
Employee share option schemes		
- value of employee services	**8**	7
- exercise of share options	**3**	13
Scrip issued in lieu of dividends	**175**	167
Equity component of convertible bonds issued by an associate	**-**	22
Change in attributable interests	**-**	(4)
Increase in own shares held	**(111)**	(104)
At 31st December	**6,594**	4,998

10. Dividends

	2006	2005
	US$m	US$m
Final dividend in respect of 2005 of US¢35.65 *(2004: US¢31.50)* per share	**216**	187
Interim dividend in respect of 2006 of US¢10.00 *(2005: US¢9.35)* per share	**61**	56
	277	243
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(117)**	(102)
	160	141

A final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share amounting to a total of US$246 million *(2005: US$216 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$104 million *(2005: US$91 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2007.

11. Notes to Consolidated Cash Flow Statement

(a) Purchase of other subsidiary undertakings

	2006 US$m	2005 US$m
Intangible assets	**6**	27
Tangible assets	**15**	47
Deferred tax assets	**-**	5
Current assets	**18**	99
Long-term borrowings	**-**	(9)
Deferred tax liabilities	**(1)**	(8)
Pension liabilities	**(1)**	(9)
Current liabilities	**(9)**	(85)
Minority interests	**-**	13
Net assets	**28**	80
Adjustment for minority interests	**-**	(27)
Net assets acquired	**28**	53
Goodwill	**12**	39
Total consideration	**40**	92
Adjustment for deferred consideration and carrying value of associates and joint ventures	**(7)**	(23)
Adjustment to fair values relating to previously held interests	**-**	(4)
Cash and cash equivalents of subsidiary undertakings acquired	**-**	(5)
Net cash outflow	**33**	60
Purchase of shares in Jardine Cycle & Carriage	**22**	41
	55	101

Net cash outflow in 2006 of US$33 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom, and US$17 million for Dairy Farm's store acquisitions in Malaysia and Vietnam.

Net cash outflow in 2005 of US$60 million included US$39 million for acquisition of an additional 32.3% interest in PT Hero Supermarket in Dairy Farm, and US$7 million for an additional 30% interest in Republic Auto and US$8 million for an additional 30% interest in Century Gardens in Jardine Cycle & Carriage.

(b) Purchase of associates and joint ventures in 2006 included US$26 million, US$26 million, US$19 million and US$98 million for Astra's interest in Toyota Astra Financial Services, PT PAM Lyonnaise Jaya, Astra Daihatsu Motor and an additional 12.95% interest in Bank Permata respectively, and Jardine Strategic's increased interest in Hongkong Land of US$289 million. Purchase of associates and joint ventures in 2005 included US$21 million for increased interest in Landmarks Land and Properties in Jardine Cycle & Carriage, US$15 million for Astra's interest in PT Marga, US$71 million for increased interest in Hongkong Land and US$187 million for a 20% interest in Rothschilds in Jardine Strategic.

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11. Notes to Consolidated Cash Flow Statement (continued)

(c) Purchase of other investments in 2006 included US$80 million for Astra's purchase of securities.

(d) Sale of subsidiary undertakings	**2006 US$m**	2005 US$m
Intangible assets	**12**	4
Tangible assets	**94**	-
Investment properties	**24**	-
Associates and joint ventures	**35**	-
Financing and other debtors	**1**	-
Deferred tax assets	**1**	-
Current assets	**626**	167
Long-term borrowings	**(100)**	-
Deferred tax liabilities	**(2)**	-
Current liabilities	**(207)**	(57)
Net assets	**484**	114
Adjustment for minority interests	**(262)**	-
Net assets disposed of	**222**	114
Cumulative exchange translation differences	**(8)**	-
Profit on disposal	**88**	25
Sale proceeds	**302**	139
Adjustment for deferred consideration	**1**	-
Adjustment for carrying value of associates and joint ventures	**(14)**	-
Tax and other expenses paid on disposals	**-**	(7)
Cash and cash equivalents of subsidiary undertakings disposed of	**(58)**	(52)
Net cash inflow	**231**	80

Sale proceeds in 2006 of US$302 million included US$99 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from Jardine Strategic's sale of its interest in MCL Land.

Sale proceeds in 2005 of US$139 million included US$29 million from Jardine Pacific's sale of its interest in EastPoint and US$96 million from Dairy Farm's sale of its interest in Hartanah Progresif, a property-owning subsidiary undertaking.

(e) Sale of associates and joint ventures in 2006 included US$72 million from Jardine Motors Group's sale of its interest in Appleyard Vehicle Contracts. Sale of associates and joint ventures in 2005 included US$59 million from sale of Pacific Finance in Jardine Pacific and US$97 million from sale of Kahala Mandarin Oriental in Mandarin Oriental.

11. Notes to Consolidated Cash Flow Statement (continued)

(f) Sale of other investments in 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans, US$27 million from Astra's sale of securities and US$407 million from sale of the Group's interest in JPMorgan Chase. Sale of other investments in 2005 included US$36 million from Jardine Strategic's sale of its interest in EON Capital.

12. Capital Commitments, Financial Guarantees and Contingent Liabilities

	2006 US$m	2005 US$m
Capital commitments	**202**	310
Financial guarantees in respect of facilities made available to associates and joint ventures	**70**	78

Financial guarantees in respect of facilities made available to associates and joint ventures are stated at their total respective contracted amounts. It is probable that the Group has no obligations under such guarantees.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

13. Post Balance Sheet Event

In December 2006, Mandarin Oriental announced that it had entered into an agreement to sell half of its investment in Mandarin Oriental, New York reducing its interest in the hotel from 50% to 25%. The sale was completed in March 2007 resulting in a profit after tax of approximately US$16 million.

The final dividend of US¢40.00 per share will be payable on 16th May 2007, subject to approval at the Annual General Meeting to be held on 10th May 2007, to shareholders on the register of members at the close of business on 23rd March 2007, and will be available in cash with a scrip alternative. The ex-dividend date will be on 21st March 2007, and the share registers will be closed from 26th to 30th March 2007, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 27th April 2007. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2007. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2006 can be accessed through the Internet at 'www.jardines.com'.

END